UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133
Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 357th MEETING OF THE BOARD OF DIRECTORS HELD
ON NOVEMBER, 30th, 2018

1. DATE, TIME AND PLACE: At 9 a.m., on November, 30th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3. ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to

Paragraph 1st, Article 17 of the Bylaw.

4. PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To approve, in terms of Resolution N. 2018174-C, CPFL Energia’s budget from 2019 to 2023.

(iii) To recommend, in terms of Resolution N. 2018151-C, the favorable vote to its representatives in the administrative bodies of CPFL Comercialização Brasil S.A. (“CPFL Brasil”),

CPFL Planalto Ltda. (“CPFL Planalto”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”) for approval: (i) of the credit risk limit of CPFL Brasil portfolio, including the portfolio of CPFL Planalto, in the total amount of R$154,000,000.00 (one hundred and fifty four million reais); (ii) of the credit risk limit for CPFL Brasil Varejista in the total amount of R$ 950.000.00 (nine hundred and fifty thousand reais).

(iv) To recommend, in terms of Resolution N. 2018172-C, for possible (i) approval of the granting of a financial corporate guarantee by CPFL Energia to their subsidiaries, in the amount of up to R$ 1,141,000,000.00 (one billion, one hundred and forty-one million reais), or equivalent foreign currency, in the form of surety or warranty, whether it is requested; and (ii) recommendation of favorable vote to its representatives in the Administrative Bodies of the Subsidiaries for possible (ii.a) approval of the funding plan, which shall be executed through the hiring of a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issuance and/or other working capital operations; and (ii.b) the authorization to call as many Shareholders General Meetings as necessary to execute the mentioned operations, under the following conditions: (a) amount of up to R$ 1,141,000,000.00 (one billion one hundred and forty one million reais), or equivalent quantity in other currencies; (b) with (b.i) average maturity less than 3 (three) years and cost not higher than 107.5% (one hundred and seven point fifty percent) CDI; (b.ii) or average maturity from more than 3 (three) to 3.5 (three and a half) years and cost not higher than 108.5% (one hundred and eight point fifty percent) CDI; (b.iii) or average maturity from more than 3.5 (three and a half) to 4.5 (four and a half) years and cost not higher than 110% (one hundred and ten percent) CDI; (b.iv) or average maturity from more than 4.5 (four and a half) years and cost not higher than 111% (one hundred and eleven percent) CDI; (b.v) or cost in different indexers equivalent to CDI; (c) with the guarantee of CPFL Energia; and (d) the sum of all the funding hired by the controlled companies may not exceed the approved overall amount of R$ 1,141,000,000.00 (one billion, one hundred and forty one million reais), or equivalent quantity in other currencies, considering that this value will be divided among company as follows: (ii.i) For Companhia Paulista de Força e Luz (“CPFL Paulista”): up to R$ 526,500,000.00 (five hundred and twenty-six million and five hundred thousand reais); (ii.ii) For Companhia Piratininga de Força e Luz (“CPFL Piratininga”): up to R$ 187,500,000.00 (one hundred and eighty-seven million and five hundred thousand reais); (ii.iii) For Companhia Jaguari de Energia (“CPFL Santa Cruz”): up to R$ 42,000,000.00 (forty-two million reais); (ii.iv) For CPFL Comercialização Brasil S.A. (“CPFL Brasil”): up to R$ 660,000,000.00 (six hundred and sixty million reais); (ii.v) For CPFL Geração de Energia S.A. (“CPFL Geração”): up to R$ 295,500,000.00 (two hundred and ninety-five million and five hundred thousand reais).

(v) To recommend, in terms of Resolution N. 2018161-C, the favorable vote to its representatives in the deliberative bodies of the controlled companies, for approval (i) of the declaration of Interest on equity ("JCP"), in the values and for the companies specified below, to be allocated to mandatory minimum dividends for the fiscal year of 2018, and the corresponding accounting records will occur on November 30rd, 2018, as follows: (a) For CPFL Paulista, the total amount of up to R$ 129,663,444.66 (one hundred and twenty-nine million, six hundred and sixty-three thousand, four hundred and forty-four reais and sixty-six cents); (b) For CPFL Geração, the total amount of up to R$ 120,513,388.39 (one hundred and twenty million, five hundred and thirteen thousand, three hundred and eighty-eight reais and thirty-nine cents); (c) For CPFL Piratininga, the total amount of up to R$ 37,303,737.20 (thirty-seven million, three hundred and three thousand, seven hundred and thirty-seven reais and twenty cents); (d) For CPFL Santa Cruz, the total amount of up to R$ 22,540,728.47 (twenty-two million, five hundred and forty thousand, seven hundred and twenty-eight reais and forty-seven cents); (e) For CPFL Brasil, the total amount of up to R$ 2,884,110.25 (two million, eight hundred and eighty-four thousand, one hundred and ten reais and twenty-five cents); (f) For CPFL Atende, the total amount of up to R$ 1,030,818.63 (one million, thirty thousand, eight hundred and eighteen reais and sixty-three cents); and (ii) of the declaration of Interest on equity ("JCP") by Rio Grande Energia S.A (“RGE”), in the total amount of up to R$ 116,455,607.48 (one hundred and sixteen million, four hundred and fifty-five thousand, six hundred and seven reais and forty-eight cents), considering that the accounting records will occur in November, 2018 and December, 2018, depending on the future forecasts, as declared by the General Shareholders’ Meetings of RGE. For all companies, the payments will occur on a date to be defined by the respective Board of Executive Officers, according to the available cash of each company.

(vi) To approve, the adjustments on the short term incentives targets for the Executive Officers, according to document filed in the Company’s headquarters.

(vii) To approve, the company's Strategic Planning for the period from 2019 to 2023.

(viii) To approve, in terms of Resolution N. 2018173-C, the approval of the Company's Corporate Calendar for the year 2019.

The following items were presented: (a) Business Development Follow Up; (b) Monthly Results; (c) Monthly Health and Safety Report; and (d) Pipeline (December).

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors'
Meetings Book.

Campinas, November, 30th, 2018.

Bo Wen
(Chairman)

Gustavo Sablewski
(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 11, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.